UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended March 31, 2011

Commission File Number 1-32591

SEASPAN CORPORATION

(Exact name of Registrant as specified in its Charter)

Unit 2, 7th Floor

Bupa Centre

141 Connaught Road West

Hong Kong

China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).    Yes  ☐    No  ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit I is Seaspan Corporation’s report on Form 6-K for the quarter ended March 31, 2011. This Form 6-K is hereby incorporated by reference into the Registration Statement of Seaspan Corporation filed with the Securities and Exchange Commission on May 30, 2008 on Form F-3D (Registration No. 333-151329) and the Registration Statement of Seaspan Corporation filed with the Securities and Exchange Commission on August 19, 2010 on Form F-3 (Registration No. 333-168938).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

Date: May 6, 2011	By:	/s/ Sai W. Chu
Sai W. Chu
Chief Financial Officer

EXHIBIT I

SEASPAN CORPORATION

REPORT ON FORM 6-K FOR THE QUARTER ENDED MARCH 31, 2011

Unless we otherwise specify, when used in this Report the terms “Seaspan,” the “Company,” “we,” “our” and “us” refer to Seaspan Corporation and its subsidiaries. References to our “Manager” are to Seaspan Management Services Limited and its wholly owned subsidiaries, which provide us with technical, administrative and strategic services.

Shipbuilders. References to Samsung are to Samsung Heavy Industries Co., Ltd. References to HHI are to Hyundai Heavy Industries Co., Ltd. References to HSHI are to Hyundai Samho Heavy Industries Co., Ltd., a subsidiary of HHI. References to Jiangsu are to Jiangsu Yangzijiang Shipbuilding Co., Ltd. References to New Jiangsu are to Jiangsu New Yangzi Shipbuilding Co., Ltd. References to Zhejiang are to Zhejiang Shipbuilding Co. Ltd. References to Odense-Lindo are to Odense-Lindo Shipyard Ltd.

Customers. References to CSCL Asia are to China Shipping Container Lines (Asia) Co., Ltd., a subsidiary of China Shipping Container Lines Co., Ltd., or CSCL. References to APM are to A.P. Møller-Mærsk A/S. References to HL USA are to Hapag-Lloyd USA, LLC, a subsidiary of Hapag-Lloyd, AG, or Hapag-Lloyd. References to COSCON are to COSCO Container Lines Co., Ltd., a subsidiary of China COSCO Holdings Company Limited. References to K-Line are to Kawasaki Kisen Kaisha Ltd. References to MOL are to Mitsui O.S.K. Lines, Ltd. References to CSAV are to Compañia Sud Americana De Vapores S.A. References to UASC are to United Arab Shipping Company (S.A.G.).

We use the term “twenty foot equivalent unit,” or “TEU,” the international standard measure of containers, in describing the capacity of our containerships, which are also commonly referred to as vessels. In this Report, we identify the classes of the vessels in our fleet by their approximate average TEU capacity of the vessels in each class. However, we note that the actual TEU capacity of the vessels may differ from the approximate average TEU capacity.

The information and the unaudited consolidated financial statements in this Report should be read in conjunction with the consolidated financial statements and related notes and the Management’s Discussion and Analysis of Financial Condition and Results of Operations included in our Annual Report on Form 20-F for the year ended December 31, 2010, filed with the Securities and Exchange Commission, or the Commission, on March 30, 2011, or our 2010 Annual Report. We prepare our consolidated financial statement in accordance with United States generally accepted accounting principles, or GAAP.

SEASPAN CORPORATION

PART I — FINANCIAL INFORMATION

ITEM 1 — INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

SEASPAN CORPORATION

Interim Consolidated Balance Sheets

(Unaudited)

(Expressed in thousands of United States dollars, except number of shares and par value amounts)

	March 31, 2011	December 31, 2010
Assets
Current assets:
Cash and cash equivalents	$212,278	$34,219
Accounts receivable	1,714	1,017
Prepaid expenses	12,209	11,528

	226,201	46,764

Vessels (note 3)	4,288,151	4,210,872

Deferred charges (note 4)	37,834	37,607

Other assets (note 5)	85,930	81,985

	$4,638,116	$4,377,228

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities (note 11(a))	$25,073	$28,394
Deferred revenue	6,557	10,696
Current portion of other long-term liabilities (note 7)	27,838	19,096

	59,468	58,186

Long-term debt (note 6)	2,398,681	2,396,771

Other long-term liabilities (note 7)	529,844	524,716

Fair value of financial instruments (note 13(c))	372,267	407,819

Shareholders’ equity:

Share capital (note 8):
Preferred shares; $0.01 par value; 65,000,000 shares authorized
Class A common shares; $0.01 par value;
200,000,000 shares authorized; 68,808,033 shares issued and outstanding (2010 - 68,601,240)
Class B common shares; $0.01 par value; 25,000,000 shares authorized; nil shares issued and outstanding (2010 - nil)
Class C common shares; $0.01 par value; 100 shares authorized;100 shares issued and outstanding (2010 - 100)	793	691
Additional paid in capital	1,770,408	1,526,822
Deficit	(428,560)	(469,616)
Accumulated other comprehensive loss	(64,785)	(68,161)

	1,277,856	989,736

	$4,638,116	$4,377,228

Commitments and contingent obligations (note 12)

Subsequent events (note 15)

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statements of Operations

(Unaudited)

(Expressed in thousands of United States dollars, except per share amounts)

	Three months ended March 31,	Three months ended March 31,
	2011	2010
Revenue	$120,995	$80,369

Operating expenses:
Ship operating (note 2)	31,066	22,457
Depreciation	29,958	20,318
General and administrative	2,694	1,884

	63,718	44,659

Operating earnings	57,277	35,710

Other expenses (income):
Interest expense	10,147	5,053
Interest income	(155)	(30)
Undrawn credit facility fee	1,261	1,155
Amortization of deferred charges (note 4)	1,274	657
Change in fair value of financial instruments	(5,802)	65,491

	6,725	72,326

Net earnings (loss)	$50,552	$(36,616)

Earnings (loss) per share (note 9):
Class A common share, basic	$0.56	$(0.63)
Class A common share, diluted	0.53	(0.63)
Class C common share, basic and diluted	—	—

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statements of Comprehensive Income (Loss)

(Unaudited)

(Expressed in thousands of United States dollars)

	Three months ended March 31,	Three months ended March 31,
	2011	2010
Net earnings (loss)	$50,552	$(36,616)

Other comprehensive income:
Amounts reclassified to earnings (loss) during the period	3,376	2,681

Comprehensive income (loss)	$53,928	$(33,935)

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statements of Shareholders’ Equity

(Unaudited)

(Expressed in thousands of United States dollars, except number of shares)

Three months ended March 31, 2011 and year ended December 31, 2010

	Number of common shares		Number of preferred shares			Common shares	Preferred shares	Additional paid-in capital	Deficit	Accumulated other comprehensive loss	Total shareholders’ equity
	Class A	Class C	Series A	Series B	Series C
Balance, December 31, 2009	67,734,811	100	200,000	—	—	$677	$2	$1,489,936	$(349,802)	$(81,247)	$1,059,566
Series B preferred shares issued (note 8)	—	—	—	260,000		—	3	25,997	—	—	26,000
Fees and expenses in connection with issuance of preferred shares	—	—	—	—	—	—	—	(104)	—	—	(104)
Shares issued through dividend reinvestment program (note 9)	708,325	—	—	—	—	7	—	7,693	—	—	7,700
Share-based compensation expense (note 10):		—	—							—
Restricted class A common shares and phantom share units issued	158,104	—	—	—	—	2	—	2,668	—	—	2,670
Net earnings	—	—	—	—	—	—	—	—	(87,747)	—	(87,747)
Other comprehensive income	—	—	—	—	—	—	—	—	—	13,086	13,086
Dividends on class A common shares ($0.45 per share)	—	—	—	—	—	—	—	—	(30,658)	—	(30,658)
Dividends on Series B preferred shares	—	—	—	—	—	—	—	632	(1,409)	—	(777)

Balance, December 31, 2010	68,601,240	100	200,000	260,000	—	$686	$5	$1,526,822	$(469,616)	$(68,161)	$989,736
Series C preferred shares issued (note 8)	—	—	—	—	10,000,000	—	100	249,900	—	—	250,000
Fees and expenses in connection with issuance of preferred shares	—	—	—	—	—	—	—	(9,624)	—	—	(9,624)
Shares issued through dividend reinvestment program (note 9)	163,593	—	—	—	—	2	—	2,328	—	—	2,330
Share-based compensation expense (note 10):
Restricted class A common shares and phantom share units issued	43,200	—	—	—	—	—	—	387	—	—	387
Net earnings	—	—	—	—	—	—	—	—	50,552	—	50,552
Other comprehensive income	—	—	—	—	—	—	—	—	—	3,376	3,376
Dividends on class A common shares ($0.125 per share)	—	—	—	—	—	—	—	—	(8,581)	—	(8,581)
Dividends on Series B preferred shares	—	—	—	—	—	—	—	271	(591)	—	(320)
Amortization of Series C issuance costs	—	—	—	—	—	—	—	324	(324)	—	—

Balance, March 31, 2011	68,808,033	100	200,000	260,000	10,000,000	$688	$105	$1,770,408	$(428,560)	$(64,785)	$1,277,856

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statements of Cash Flows

(Unaudited)

(Expressed in thousands of United States dollars)

	Three months ended March 31, 2011	Three months ended March 31, 2010
Cash provided by (used in):

Operating activities:
Net earnings (loss)	$50,552	$(36,616)
Items not involving cash:
Depreciation	29,958	20,318
Share-based compensation (note 10)	387	547
Amortization of deferred charges (note 4)	1,274	657
Amounts reclassified from other comprehensive loss to interest expense	3,285	2,630
Unrealized change in fair value of financial instruments (note 13)	(35,552)	38,415
Changes in assets and liabilities:
Prepaid expenses and accounts receivable	(1,378)	(471)
Other assets and deferred charges	(4,577)	(1,127)
Accounts payable and accrued liabilities	(3,321)	(1,789)
Deferred revenue	(4,139)	(5,061)
Other long-term liabilities (note 7)	(100)	—

Cash from operating activities	36,389	17,503

Financing activities:
Series C preferred shares issued, net of share issue costs	240,376	—
Draws on credit facilities (note 6)	1,910	179,356
Other long-term liabilities (note 7)	—	21,250
Repayment on other long-term liabilities (note 7)	(2,213)	—
Financing fees (note 4)	(682)	(2,863)
Dividends on common shares	(6,251)	(5,147)
Dividends on Series B preferred shares	(320)	—

Cash from financing activities	232,820	192,596

Investing activities:
Expenditures for vessels	(90,561)	(258,309)
Restricted cash	—	(5,000)
Intangible assets	(589)	(420)

Cash used in investing activities	(91,150)	(263,729)

Increase (decrease) in cash and cash equivalents	178,059	(53,630)

Cash and cash equivalents, beginning of period	34,219	133,400

Cash and cash equivalents, end of period	$212,278	$79,770

Supplementary information (note 11(b))

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Three months ended March 31, 2011

1.	General:

Seaspan Corporation (the Company) was incorporated on May 3, 2005 in the Marshall Islands and owns and operates containerships pursuant to primarily long-term, fixed-rate time charters to major container liner companies.

The accompanying financial information is unaudited and reflects all adjustments, consisting solely of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of results for the interim periods presented. They do not include all disclosures required under United States generally accepted accounting principles for annual financial statements. These unaudited interim consolidated financial statements should be read in conjunction with the December 31, 2010 consolidated financial statements filed with the Securities and Exchange Commission in the Company’s Annual Report on Form 20-F.

2.	Related party transactions:

The ultimate beneficial owners of Seaspan Management Services Limited (the Manager) also directly and indirectly own common shares, or common shares and preferred shares, of the Company. The Manager and its subsidiaries also have certain officers and directors in common with the Company.

The Company has entered into management agreements with the Manager for the provision of certain technical, strategic and administrative services for fees:

•

Technical Services - The Manager is responsible for providing ship operating services to the Company in exchange for a fixed fee per day per vessel as described below. The technical services fee does not include certain extraordinary items, as defined in the management agreements.

•

Administrative and Strategic Services - The Manager provides administrative and strategic services to the Company for the management of the business for a fixed fee of $72,000 per year. The Company will also reimburse all reasonable expenses incurred by the Manager in providing these services to the Company. In connection with entering into the agreement to provide the Company with strategic services, the Company issued 100 incentive shares to the Manager (note 8).

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Three months ended March 31, 2011

2.	Related party transactions (continued):

The following are technical service fees under the Management Agreements:

Vessel class (TEU)	Number of vessels	Weighted-average technical services fee (in whole amounts, per vessel per day)
2500	10	$5,132
3500	2	5,242
4250	24	5,465
4500	3	6,916
4800	4	7,848
5100	4	6,482
8500	10	7,268
9600	2	7,406
13100	7	8,455

	Three months ended March 31, 2011	Three months ended March 31, 2010
Costs incurred under the Management Agreements
Technical services	$30,667	$22,912
Dry-dock activities included in technical services	1,331	970
Administrative and strategic services	18	18
Reimbursed expenses	864	713
Construction supervision	488	366
Costs incurred with the Manager and parties related thereto
Consulting services	42	60
Arrangement fee	—	1,500

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Three months ended March 31, 2011

3.	Vessels:

March 31, 2011	Cost	Accumulated depreciation	Net book value
Vessels	$3,823,739	$340,788	$3,482,951
Vessels under construction	805,200	—	805,200

	$4,628,939	$340,788	$4,288,151

December 31, 2010	Cost	Accumulated depreciation	Net book value
Vessels	$3,502,655	$310,921	$3,191,734
Vessels under construction	1,019,138	—	1,019,138

	$4,521,793	$310,921	$4,210,872

During the three-month period ended March 31, 2011, the Company capitalized interest costs of $4,832,000 (for the three-months ended March 31, 2010 - $7,005,000) as vessels under construction.

4.	Deferred charges:

	Dry-docking	Financing fees	Total
December 31, 2010	$6,212	$31,395	$37,607
Cost incurred	1,221	682	1,903
Amortization expensed	(465)	(809)	(1,274)
Amortization capitalized	—	(402)	(402)

March 31, 2011	$6,968	$30,866	$37,834

5.	Other assets:

	March 31, 2011	December 31, 2010
Prepaid expenses	$9,551	$9,282
Intangible assets	5,785	5,196
Restricted cash (a)	60,000	60,000
Restricted cash (b)	5,000	5,000
Other	5,594	2,507

Other assets	$85,930	$81,985

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Three months ended March 31, 2011

5.	Other assets (continued):

(a)	$60 million has been placed in a deposit account over which the Lessor (note 7) has a first priority interest.

(b)	In connection with entering into the lease financing arrangement described in note 7, five million is held in escrow until the vessel delivery, to fund any vessel construction cost overruns.

6.	Long-term debt:

	March 31, 2011	December 31, 2010
Long-term debt:
$1.3 billion revolving credit facility	$1,032,745	$1,032,745
$920.0 million revolving credit facility	720,256	718,723
$365.0 million revolving credit facility	323,566	323,566
$218.4 million credit facility	217,661	217,661
$235.3 million credit facility	104,453	104,076
$150.0 million revolving credit facility	—	—
$291.2 million credit facility	—	—

Long-term debt	$2,398,681	$2,396,771

Minimum repayments:

As at March 31, 2011, minimum repayments for the balances outstanding with respect to the credit facilities are as follows:

2011	$8,333
2012	71,570
2013	138,529
2014	252,075
2015	771,527
Thereafter	1,156,647

$2,398,681

The minimum repayments above are determined based on amounts outstanding at period end, pro-rated to reflect commitment reduction schedules for each related facility as if they were fully drawn. Actual repayments may differ from the amounts presented as repayment timing is impacted by the balance outstanding at each commitment reduction date.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Three months ended March 31, 2011

7.	Other long-term liabilities:

	March 31, 2011	December 31, 2010
Other long-term liability	$556,782	$542,812
Accrued liabilities	900	1,000

Other long-term liabilities	557,682	543,812
Current portion	(27,838)	(19,096)

	$529,844	$524,716

Updated information for the Other long-term liability arrangements have enabled the Company to better determine the principal and interest portions of the current period repayments. The comparative balance sheet has been reclassified to reflect only principal portions of current payments. As a result, $12,185,000 has been reclassified to the long-term portion of Other long-term liabilities at December 31, 2010.

Other long-term liability:

The Company, through certain of its wholly-owned consolidated subsidiaries, has entered into non-recourse or limited recourse sale-leaseback arrangements with financial institutions to fund the construction of certain vessels under existing shipbuilding contracts.

In these arrangements, the Company has agreed to transfer the vessels to the lessors and, commencing from the delivery of the vessels from the shipyard, lease the vessel back from the lessor over the applicable lease term. In the arrangements where the shipbuilding contracts are novated to the lessors, the lessors assume responsibility for the remaining payments under the shipbuilding contracts.

The leases in these arrangements are capital leases in the consolidated financial statements and, during the construction period, the lessees are the owners of the vessels under construction for accounting purposes.

In each of the arrangements, the lessors are wholly-owned subsidiaries of financial institutions that are variable interest entities and whose only assets and operations are to hold the Company’s leases and vessels. The Company, through the Management Agreements (note 2), operates the vessels during the lease term and supervises the vessels’ construction before the lease term begins. As a result, the Company is the primary beneficiary of the lessors and consolidates the lessors for financial reporting purposes. No gain or loss is recognized upon initial consolidation of the lessors. The liabilities of the lessor are loans due to the associated financial institutions and are non-recourse to the Company. The amounts funded to the lessors materially match the funding received by the Company’s subsidiaries. As a result, the amounts due by the Company’s subsidiaries to the lessors have been included in Other Long-term Liabilities as representing the lessor’s loans due to the applicable financial institutions.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Three months ended March 31, 2011

7.	Other long-term liabilities (continued):

The terms of the leases are as follows:

(i)	Leases for five 4500 TEU vessels

The terms of the leases are five years beginning from each vessel’s delivery dates.

At the end of each lease term, the remaining balances ranging from $64 million to $66 million will be due. At the end of the lease term, the lessee will be appointed sales agent to sell the vessels; the lessee will receive 99.9% of the proceeds from the sale of each vessel and can choose to purchase the vessels.

Under this arrangement, the Company has five capital leases with a subsidiary of a financial institution whose only assets and activities are to hold the Company’s leases.

As at March 31, 2011, three vessels (December 31, 2010 – one) of the five have been delivered.

The Company has placed $60 million in a cash deposit account over which the lessor has a first priority interest.

As of March 31, 2011, the carrying value of the vessels being funded under this facility is $459,014,000 (December 31, 2010 – $440,208,000).

(ii)	Lease for one 13100 TEU vessel

The term of the lease is 12 years beginning from the vessel’s delivery date. The lessor will provide up to $150 million of financing. Lease payments include an interest component based on three month LIBOR. At the end of the lease term the outstanding balance of up to $45 million will be due and title of the vessel will transfer to the lessee.

As of March 31, 2011, the carrying value of the vessel being funded under this facility is $109,953,000 (December 31, 2010 – $108,988,000).

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Three months ended March 31, 2011

7.	Other long-term liabilities (continued):

(iii)	Lease for one 13100 TEU vessel

The term of the lease is 12 years beginning from the vessel’s delivery date. The lessor will provide up to $150 million of financing. Lease payments include an interest component based on three month LIBOR. The outstanding balance of the lease at the end of the lease term will be zero and the lessee will have the option to purchase the vessel from the lessor for $1.

As of March 31, 2011, the carrying value of the vessel being funded under this facility is $69,578,000 (December 31, 2010 – $69,072,000).

Based on maximum amounts funded, payments under the leases would be due to the lessors as follows:

2011	$30,843
2012	68,065
2013	72,071
2014	72,345
2015	136,773
Thereafter	550,422

930,519

Less amounts representing:
Interest	(181,246)
Amounts yet to be funded	(192,491)

$556,782

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Three months ended March 31, 2011

8.	Share capital:

(a)	Common shares:

The Company has a dividend reinvestment program (DRIP) that allows interested shareholders to reinvest all or a portion of cash dividends received on the Company’s common shares. If new common shares are issued by the Company, the reinvestment price is equal to the average price of the Company’s common shares for the five days immediately prior to the reinvestment, less a discount. The discount rate is set by the Board of Directors and is currently 3%. If common shares are purchased in the open market, the reinvestment price is equal to the average price per share paid.

The class C common shares are incentive shares that were issued to the Manager for strategic services that are entitled to share in incremental dividends, based on specified sharing ratios, once dividends on the Company’s class A common shares reach certain specified targets, beginning with the first target of $0.485 per share per quarter, and when the Company has an operating surplus sufficient to pay such a dividend. The class C common shares are not convertible to class A common shares. At March 31, 2011, the incentive shares do not have rights to incremental dividends based on the operating surplus calculation of the Company.

(b)	Preferred shares:

The Company had the following preferred shares outstanding:

	Shares		Liquidation preference
Series	authorized	issued	March 31, 2011	December 31, 2010
A	315,000	200,000	$248,524	$241,382
B	260,000	260,000	26,000	26,000
C	40,000,000	10,000,000	250,000	—

The Series A preferred shares accrue a 12% non-cash cumulative dividend per annum until January 31, 2014, which may increase to 15% per annum thereafter as described below.

The Series A preferred shares automatically convert to class A common shares at a price of $15.00 per share (the Exercise Price) at any time on or after January 31, 2014 if the trailing 30 day average trading price of the common shares is equal to or above the Exercise Price.

If at any time on or after January 31, 2014, the trailing average price of the common shares is less than the Exercise Price, the Company has the option to convert the Series A preferred shares at the Exercise Price and pay the Investors 115% of the difference between the Exercise Price and the trailing 30 day average price of the common shares. The Company has the option to pay the difference in common shares or in cash.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Three months ended March 31, 2011

8.	Share capital (continued):

(b)	Preferred shares (continued):

Upon certain triggering events, such as a liquidation, change of control, or merger, amongst others, the investors have the option to convert, in whole or in part, their Series A preferred shares to common shares at the Exercise Price. Depending on the nature of the triggering event, the liquidation preference of the Series A preferred shares will convert at the Exercise Price, or the liquidation preference will convert at the lower of (i) the Exercise Price; or (ii) the price at which the Series A preferred shares are valued in the transaction giving rise to the triggering event.

If the Series A preferred shares have not converted into common shares on or after January 31, 2014, the dividend rate will increase to 15% per annum. The Investors have the option to have the dividend paid in cash or to continue to increase the liquidation preference of the Series A preferred shares by 15% per annum.

The Series B preferred shares were issued for cash and pay cumulative quarterly dividends in cash at a rate of 5% per annum from their issuance date of May 27, 2010 to June 30, 2012, 8% per annum from July 1, 2012 to June 30, 2013 and 10% per annum thereafter. The Series B preferred shares are redeemable at any time at the option of the Company at an amount equal to the liquidation preference plus unpaid dividends. The Series B preferred shares are not convertible into common shares and are not redeemable at the option of the holder.

On January 28, 2011, the Company issued 10,000,000 Series C preferred shares for gross proceeds of $250 million. The Series C preferred shares were issued for cash and pay cumulative quarterly dividends at a rate 9.5% per annum from their date of issuance. At any time on or after January 30, 2016, the Series C Preferred Shares may be redeemed, in whole or in part at a redemption price of $25.00 per share plus unpaid dividends. If the Company fails to comply with certain covenants, default on any of its credit facilities, fail to pay dividends or if the Series C preferred shares are not redeemed at the option of the Company, in whole by January 30, 2017, the dividend rate payable on the Series C preferred shares shall increase quarterly, subject to an aggregate maximum rate per annum of 25% prior to January 30, 2016 and 30% thereafter, to a rate that is 1.25 times the dividend rate payable on the Series C Preferred Shares. The Series C preferred shares are not convertible into common shares and are not redeemable at the option of the holder.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Three months ended March 31, 2011

9.	Earnings per share:

To the extent that earnings per share (EPS) for class A common shares exceeds the first target dividend level of $0.485 per share per quarter, and there is sufficient operating surplus as defined in the Company’s Articles of Incorporation, undistributed earnings would be allocated to class C common shares for the purpose of calculating EPS under the two-class method. Otherwise, class C common shares would not participate in earnings. To date, class C common shares have not participated in earnings. Although the EPS for class A common shares have exceeded the first target dividend level of $0.485 per share per quarter for certain quarters there has not been adequate operating surplus for class C shares to participate in earnings.

The Company applies the if-converted method to determine the EPS impact for the convertible Series A preferred shares. The following is a reconciliation of the numerator and denominator used in the basic and diluted EPS computations.

For the three months ended March 31, 2011	Income (numerator)	Shares (denominator)	Per share amount
Net earnings	$50,552
Less:
Series A preferred share dividends	(7,142)
Series B preferred share dividends	(591)
Series C preferred share dividends	(4,414)

Basic EPS:
Income from continuing operations attributable to common shareholders	$38,405	68,854	$0.56

Effect of dilutive securities:
Convertible Series A preferred shares	7,142	16,330
Share-based payment	—	101

Diluted EPS:
Income attributable to common shareholders plus assumed conversion	$45,547	85,285	$0.53

For the three months ended March 31, 2010	Income (numerator)	Shares (denominator)	Per share amount
Net loss	$(36,616)
Less: Series A preferred share dividends	(6,346)

Basic and diluted EPS(1):
Loss from continuing operations attributable to common shareholders	$(42,962)	67,910	$(0.63)

(1)	The convertible Series A preferred shares and share-based payments are not included in computation of diluted EPS because their effects are antidilutive for the period.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Three months ended March 31, 2011

10.	Share-based compensation:

In December 2005, the Company’s Board of Directors adopted the Seaspan Corporation Stock Incentive Plan (the Plan), under which our officers, employees and directors may be granted options, restricted shares, phantom shares, and other stock-based awards as may be determined by the Company’s Board of Directors. A total of 2,000,000 shares of common stock (March 31, 2010 - 1,000,000) are reserved for issuance under the Plan, which is administered by the Company’s Board of Directors. The Plan expires ten years from the date of its adoption.

Class A common shares are issued in exchange for the cancellation of vested restricted shares and phantom share units. The restricted shares generally vest over one year and the phantom share units generally vest over three years.

A summary of the Company’s outstanding restricted shares and phantom share units as of and for the three months ended March 31, 2011 is presented below:

	Restricted shares		Phantom share units
	Number of shares	W.A. grant date FV	Number of shares	W.A. grant date FV
December 31, 2010	45,904	$10.06	344,000	$11.22
Granted	43,200	13.04	—	—
Vested	(45,904)	10.06	—	—
Exchanged for common shares	—	—	—	—

March 31, 2011	43,200	$13.04	344,000	$11.22

As vested outstanding phantom share units are only exchanged for common shares upon written notice from the holder, the phantom share units that are exchanged for common shares may include units that vested in prior periods. At March 31, 2011, 167,000 (December 31, 2010 - 49,000) of the outstanding phantom share units were vested and available for exchange by the holder.

During the quarter ended March 31, 2011, the Company recognized a total of $387,000 (March 31 2010 - $547,000) in share-based compensation expenses. During the three months ended March 31, 2011, the total fair value of shares vested was $462,000 (December 31, 2010 - $542,000). As at March 31, 2011, there was $1,303,000 (December 31, 2010 - $1,663,000) of total unrecognized compensation cost to be recognized relating to unvested share-based compensation awards, which are expected to be recognized over a weighted average period of 15 months.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Three months ended March 31, 2011

11.	Other information:

(a)	Accounts payable and accrued liabilities:

The principal components of accounts payable and accrued liabilities are:

	March 31, 2011	December 31, 2010
Due to related parties (note 2)	$1,041	$1,450
Accrued interest	14,302	14,205
Other accrued liabilities	9,730	12,739

	$25,073	$28,394

(b)	Supplementary information to the statement of cash flows consists of:

	Three months ended
	March 31, 2011	March 31, 2010
Interest paid on debt	$3,966	$2,067
Interest received	122	30
Undrawn credit facility fee paid	492	618
Non-cash transactions:
Dividends on Series A preferred shares	7,142	6,346
Dividend reinvestment	2,330	1,636
Other long-term liabilities for vessels under construction	16,107	63,056

12.	Commitments and contingent obligations:

(a)	As at March 31, 2011, based on the contractual delivery dates, the Company has outstanding commitments for the purchase of additional vessels and instalment payments for vessels under construction, including payments to be made on the Company’s behalf as described in note 7, as follows:

2011	$541,102
2012	338,068

$879,170

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Three months ended March 31, 2011

12.	Commitments and contingent obligations (continued):

(b)	As at March 31, 2011, based on 100% utilization, the minimum future revenues to be received on committed time charter party agreements are approximately:

2011	$442,718
2012	661,423
2013	652,230
2014	642,984
2015	626,189
Thereafter	3,331,551

$6,357,095

(c)	Under the Management Agreements, the Manager provides services to the Company for fixed fees. Based on the contractual delivery dates of the vessels under construction and the negotiated rates in the Management Agreements and for the vessels to be delivered but are not yet subject to management agreements, the fixed payments to the Manager for technical services, construction supervision services, and administrative and strategic services are as follows:

2011	$107,272

$107,272

13.	Financial instruments:

(a)	Concentrations:

The Company’s revenue is derived from the following customers:

	March 31, 2011	March 31, 2010
CSCL Asia	$39,683	$37,767
COSCON	26,910	4,364
HL USA	13,742	14,580
MOL	10,397	10,195
APM	8,400	8,385
Other	21,863	5,078

	$120,995	$80,369

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Three months ended March 31, 2011

13.	Financial instruments (continued):

(b)	Fair value:

The carrying values of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate their fair values because of their short-term to maturity. As of March 31, 2011, the fair value of the Company’s long-term debt is equal to $2,049,142,000 (December 31, 2010—$2,043,859,000). As of March 31, 2011, the fair value of the Company’s other long-term liabilities is equal to $537,302,000. The fair value of long-term debt and other long-term liability are estimated based on expected interest and principal repayments, discounted by forward rates plus a margin appropriate to the credit risk of the Company.

The Company’s interest rate derivative financial instruments are remeasured to fair value at the end of each reporting period. The fair values of the interest rate derivative financial instruments have been calculated by discounting the future cash flow of both the fixed rate and variable rate interest rate payments. The discount rate was derived from a yield curve created by nationally recognized financial institutions adjusted for the associated credit risk. The fair values of the interest rate derivative financial instruments are determined based on inputs that are readily available in public markets or can be derived from information available in publicly quoted markets. Therefore, the Company has categorized the fair value of these derivative financial instruments as Level 2 in the fair value hierarchy.

(c)	Interest rate derivative financial instruments:

The Company uses derivative financial instruments, consisting of interest rate swaps and an interest rate swaption, to manage its interest rate risk associated with its variable rate debt. Prior to 2008, the Company applied hedge accounting to certain of its interest rate swaps. In 2008, the Company voluntarily de-designated all such interest rate swaps as accounting hedges such that the Company no longer applies hedge accounting. The amounts in accumulated other comprehensive loss related to the interest rate swaps to which hedge accounting was previously applied will be recognized in earnings when and where the related interest is recognized in earnings.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Three months ended March 31, 2011

13.	Financial instruments (continued):

(c)	Interest rate derivative financial instruments (continued):

Counterparties to the derivative financial instruments are major financial institutions. Due to the nature of the counterparties and the fact that all instruments were in favour of counterparties at March 31, 2011, the risk of credit loss related to these counterparties is considered to be immaterial at March 31, 2011.

As of March 31, 2011, the Company had the following outstanding interest rate derivatives:

Fixed per annum rate swapped for LIBOR	Notional amount as at March 31, 2011	Maximum notional amount (1)	Effective date	Ending date
5.6400%	$714,500	$714,500	August 31, 2007	August 31, 2017 (3)
4.6325%	663,399	663,399	September 15, 2005	July 16, 2012 (2)
5.4200%	362,198	438,462	September 6, 2007	May 31, 2024
5.6000%	200,000	200,000	June 23, 2010	December 23, 2021 (2)
5.0275%	111,000	158,000	May 31, 2007	September 30, 2015
5.5950%	106,800	106,800	August 28, 2009	August 28, 2020
5.2600%	106,800	106,800	July 3, 2006	February 26, 2021 (4) (2)
5.2000%	96,000	96,000	December 18, 2006	October 2, 2015
5.5150%	59,700	59,700	February 28, 2007	July 31, 2012 (2)
5.1700%	24,000	55,500	April 30, 2007	May 29, 2020
5.1750%	—	663,399	July 16, 2012	July 15, 2016
5.8700%	—	620,390	August 31, 2017	November 28, 2025
5.4975%	—	59,700	July 31, 2012	July 31, 2019

(1)	Over the term of the interest rate swaps, the notional amounts increase and decrease. These amounts represent the peak notional during the term of the swap.
(2)	Prospectively de-designated as an accounting hedge on September 30, 2008.
(3)	Prospectively de-designated as an accounting hedge on January 31, 2008.
(4)

The Company has entered into a swaption agreement with a bank (Swaption Counterparty) whereby the Swaption Counterparty has the option to require the Company to enter into an interest rate swap to pay LIBOR and receive a fixed rate of 5.26%. This is a European option and is open for a two hour period on February 26, 2014 after which it expires. The notional amount of the underlying swap is $106,800,000 with an effective date of February 28, 2014 and an expiration of February 26, 2021. If the Swaption Counterparty exercises the swaption, the underlying swap effectively offsets the Company’s 5.26% pay fixed LIBOR swap from February 28, 2014 to February 26, 2021.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Three months ended March 31, 2011

13.	Financial instruments (continued):

(c)	Interest rate derivative financial instruments (continued):

The following provides information about the Company’s interest rate derivatives:

Fair value of liability derivatives:

	March 31, 2011	December 31, 2010
Fair value of financial instruments	$372,267	$407,819

Gain (loss) recognized in income on derivatives:

	Three months ended
	March 31, 2011	March 31, 2010
Change in fair value of financial instruments	$5,802	$(65,491)

Gain (loss) reclassified from AOCI into income(1):

	Three months ended
	March 31, 2011	March 31, 2010
Interest expense	$(3,285)	$(2,630)
Depreciation	$(91)	$(51)

(1)

The effective portion of changes in unrealized loss on interest rate swaps was recorded in accumulated other comprehensive income until September 30, 2008 when these contracts were de-designated as accounting hedges. The amounts in accumulated other comprehensive income will be recognized in earnings when and where the previously hedged interest is recognized in earnings.

14.	Comparative figures:

Certain comparative figures have been reclassified to conform with current year presentation.

15.	Subsequent events:

(a)	On April 21, 2011, the Company accepted delivery of the COSCO Vietnam from Hyundai Heavy Industries Co., Ltd.

(b)	On April, 30, 2011, the Company declared a first quarter dividend of $0.1875 per Class A common share, representing a distribution of $12,902,000. The dividend is payable on May 23, 2011 to all shareholders of record on May 14, 2011.

(c)	On May 2, 2011, the Company paid a dividend of $0.606944 per Series C preferred share, representing a distribution of $6,069,000 to all shareholders of record on April 29, 2011.

ITEM 2 — MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Overview

We are Seaspan Corporation, a Marshall Islands corporation that was incorporated on May 3, 2005. We are a leading independent charter owner of containerships, which we charter primarily pursuant to long-term, fixed-rate time charters. We seek additional accretive vessel acquisitions as market conditions allow. We primarily deploy our vessels on long-term, fixed-rate time charters to take advantage of the stable cash flows and high utilization rates that are typically associated with long-term time charters.

As of March 31, 2011, we owned a fleet of 58 containerships (including three leased vessels) and had entered into contracts for the purchase of an additional seven containerships and contracts to lease an additional four containerships. The average age of the 58 vessels in our fleet was approximately five years as of March 31, 2011. Our customer selection process is targeted at well-established container liner companies that charter-in vessels on a long-term basis as part of their fleet expansion strategy. Customers for our current fleet are CSCL Asia, HL USA, APM, COSCON, CSAV, MOL, K-Line and UASC. Customers for the additional 11 newbuilding vessels will include K-Line and COSCON. Please read “—Our Fleet” for more information. Most of our customers’ containership business revenues are derived from the shipment of goods from the Asia Pacific region, primarily China, to various overseas export markets in the United States and in Europe.

First Quarter Significant Developments

Our Series C Preferred Share Offering

In January 2011, we issued 10 million shares of 9.5% Series C Cumulative Redeemable Perpetual Preferred Stock, or the Series C Preferred Shares. The initial liquidation preference of the Series C Preferred Shares is $25 per share, subject to adjustment. The shares are redeemable by us at any time on or after January 30, 2016. The shares carry an annual dividend rate of 9.5% per $25 of liquidation preference per share, subject to increase if (i) we fail to comply with certain covenants (ii) we experience certain defaults under any of our credit facilities (iii) four quarterly dividends payable on the Series C Preferred Shares are in arrears or (iv) the Series C Preferred Shares are not redeemed in whole by January 30, 2017. The Series C Preferred Shares are not convertible into Class A common shares and are not redeemable by the holder. Upon any liquidation or dissolution of us, holders of the Series C Preferred Shares will generally be entitled to receive the cash value of the liquidation preference of the Series C Preferred Shares, plus an amount equal to accumulated and unpaid dividends, after satisfaction of all liabilities to our creditors and holders of our Series A Preferred Shares, at the same time distribution is made to or set aside for the holders of our Series B Preferred Shares and before any distribution is made to or set aside for the holders of junior stock, including our Class A common shares.

Delivery of Three New Vessels

In January 2011, we accepted delivery of the Brevik Bridge and the Bilbao Bridge. Both 4500 TEU vessels are on charter to K-Line under 12-year, fixed-rate time charter contracts, with options to K-Line to extend the contract terms up to an additional six years. In March 2011, we accepted delivery of the COSCO Prince Rupert. This 8500 TEU vessel is on charter to COSCON under a 12-year, fixed-rate time charter contract, with options to COSCON to extend the contract terms up to an additional three years.

Dividend Increase and New Dividend Policy

In February 2011, our board of directors adopted a progressive dividend policy aimed at sustainably increasing our dividends in a manner that preserves our long-term financial strength and our ability to expand our fleet. We expect this policy to increase dividends paid to holders of our Class A common shares, while continuing to permit us to pursue our growth strategy. Our board expects to declare aggregate dividends of $0.75 per Class A common share for the four quarters ended December 31, 2011. For the first quarter of 2011, our board of directors declared a dividend of $0.1875 per share to be paid on May 23, 2011 to all shareholders of record as of May 14, 2011. Regardless of our dividend policy, declaration and payment of any dividend is subject to the discretion of our board of directors. For more information, please read “Item 8. Financial Information—A. Financial Statements and Other Financial Information—Dividend Policy” in our 2010 Annual Report.

Extension of Time Charter

In March 2011, CSCL Asia exercised its option to extend the long-term time charter for the CSCL Chiwan, upon conclusion of its initial 10-year term. We are currently chartering the vessel to CSCL Asia at a rate of $18,300 per day and the rate for the option period increases to $19,000 per day beginning September 2011, for a term that expires in September 2013.

Investment in Carlyle Containership-Focused Investment Vehicle

In March 2011, we agreed to participate in Greater China Intermodal Investments LLC, or the Vehicle, an investment vehicle established by an affiliate of global alternative asset manager, The Carlyle Group, or Carlyle, which will invest up to $900 million equity capital in containership assets, primarily newbuilding vessels strategic to the People’s Republic of China, Taiwan, Hong Kong and Macau. The amount of equity capital will be reduced to the extent that the Carlyle affiliate member of the Vehicle separately invests in non-containership assets. We believe that the combination of our expertise and relationships in the containership market and Carlyle’s financial resources, global business network and access to capital will enhance our ability to take advantage of growth opportunities in the containership market.

There currently exists significant excess capacity in Asian shipyards, and we believe that, as a result of this excess capacity, in the near term shipyards are willing to provide pricing and design concessions for large newbuilding construction orders. The size of these orders likely exceeds the size of orders we would be able or willing to make on our own. As a result, we view our participation in the Vehicle, and especially the right of first refusal we will have on certain containership investment opportunities available to the Vehicle, as a means of selectively and cost-effectively expanding our fleet. We believe that the combined scale of our business and the Vehicle will allow us to realize volume discounts for newbuilding orders, negotiate design improvements from shipyards and obtain more attractive vessel financing than we would otherwise be able to achieve on our own, thereby creating a competitive advantage for us.

The members of the Vehicle are (i) Seaspan Investment I Ltd., a subsidiary of us, (ii) Blue Water Commerce, LLC, an affiliate of Dennis R. Washington, (iii) Tiger Management Limited, an entity owned and controlled by our director Graham Porter, and (iv) Greater China Industrial Investments LLC (a limited liability company owned by affiliates of Carlyle and Tiger Management Limited).

The conflicts committee of our board of directors, with the assistance of financial and legal advisors, reviewed and approved our investment in the Vehicle and the related transactions and agreements, including the right of first refusal and a right of first offer from the Vehicle on certain vessels. Upon the unanimous recommendation of the conflicts committee, the independent members of our board of directors subsequently approved our investment in the Vehicle and the related transactions and agreements.

For additional information about the transactions and agreements relating to our investment in the Vehicle, including the right of first refusal, please read “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements Related to Our Investment in Carlyle Containership-Focused Investment Vehicle, —Certain Relationships and Transactions, —Omnibus Agreement, —Employment Agreement and Other Related Agreements with Gerry Wang, and—Financial Services Agreement with Tiger Ventures Limited” in our 2010 Annual Report.

Newbuilding Order

In February 2011, we signed a letter of intent to order a significant number of newbuilding containerships to be constructed by a leading Chinese shipyard. This is our first newbuilding order since 2007. If the order is finalized, the New Panamax 10000 TEU vessels would be constructed using a lightweight and fuel efficient design. We expect that any order resulting from this letter of intent would be made available to the Vehicle and would be subject to our right of first refusal. Please read “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements Related to Our Investment in Carlyle Containership-Focused Investment Vehicle—Rights of First Refusal and First Offer Agreements” in our 2010 Annual Report for more information. We expect to enter into long-term time charters with leading liner companies concurrently with executing any definitive purchase agreement for these vessels. There is no assurance that definitive agreements relating to this or any other potential order will be entered into or that the orders will be completed. We are currently in discussions with Korean and other Chinese shipyards.

New Employment Agreement and Other Related Agreements with Gerry Wang and Agreement with Graham Porter

Mr. Wang has served as our chief executive officer and the chief executive officer of our Manager pursuant to an employment agreement with our Manager. In March 2011, in connection with our investment in the Vehicle, Mr. Wang’s agreement with our Manager was amended and restated and we entered an employment agreement and a transaction services agreement with Mr. Wang. Pursuant to our employment agreement with Mr. Wang, which became effective on January 1, 2011, he will continue to serve as our chief executive officer through January 1, 2013. The transaction services agreement will become effective following termination of Mr. Wang’s employment with us. Pursuant to Mr. Wang’s employment agreement and an agreement with our director Graham Porter, we have reduced the fiduciary duties of Mr. Wang and Mr. Porter in relation to certain containership vessel and business opportunities to the extent such opportunities are subject to our right of first refusal with the Vehicle and (a) the conflicts committee of our board of directors has decided to reject such opportunity or we have failed to exercise our right of first refusal to pursue such opportunity, (b) we have exercised such right but failed to pursue such opportunity or (c) we do not have the right under our right of first refusal to pursue such opportunity. For more information, please read “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Employment Agreement and Other Related Agreements with Gerry Wang and—Graham Porter Agreement” in our 2010 Annual Report.

Recent Developments

Subsequent Vessel Delivery

Since March 31, 2011, we accepted delivery of the COSCO Vietnam on April 21, 2011, an 8500 TEU vessel chartered by COSCON. This 8500 TEU vessel is on charter to COSCON under a 12-year, fixed-rate time charter contract, with options to COSCON to extend the contract terms up to an additional three years.

Dividend Payment

On May 2, 2011, we paid a quarterly dividend of $0.606944 per share on our 9.5% Series C preferred shares, representing a distribution of $6.1 million. The dividend was paid to all 9.5% Series C preferred shareholders of record as of April 29, 2011 for the period from January 28, 2011 to April 29, 2011.

Certain Potential Transactions

The discussion of the following potential transaction is prospective and is intended to benefit from the protections described in the discussion regarding forward-looking statements in this Report. The potential transaction described below may not be completed, and the terms of the transaction, if completed, may differ materially from those described below.

Potential Non-Recourse Loan Facility Transaction

We are negotiating a transaction that would involve one of our subsidiaries entering into a transaction with affiliates of a leading Chinese and a Japanese bank for a non-recourse loan facility in an amount up to $150 million relating to one of our 13100 TEU newbuilding vessels. The vessel is being constructed by HHI and is currently financed with up to $75 million under one of our revolving credit facilities. Upon delivery of the vessel and through an inter-company operating charter with our subsidiary, we will still time-charter the vessel to COSCON in accordance with the terms of the original 12-year time charter. The subsidiary’s indebtedness under the loan facility would be non-recourse to Seaspan Corporation.

Potential Acquisition of Seaspan Management Services Limited and Change in Management Fees

Our Manager and certain of its subsidiaries provide us with all of our technical, administrative and strategic services, together with all of our employees, other than our chief executive officer. We are in discussions with our Manager about potentially acquiring all or a portion of our Manager. It is contemplated that the purchase price would be paid in shares of our capital stock or cash, or a combination thereof.

We believe any such acquisition of our Manager would increase our control over access to the services our Manager provides on a long-term basis. Additionally, based on the technical management fees and additional fees under the management agreement between our Manager and the Vehicle and disclosure by other public containership companies and third-party management companies, the owners of our Manager have proposed increases in existing technical management fees and the inclusion of additional fees under the management agreements, which they believe reflect current market practice. Under the management agreements, the fees for the technical services are scheduled for renegotiation in December 2011. Any increases or anticipated increases in the fee arrangements under our management agreements could result in an increase to the purchase price of our Manager. The conflicts committee of our board of directors is evaluating these proposals with the assistance of financial and legal advisors.

For additional information about the agreements with our Manager that govern the services provided to us, please read “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Our Management Agreements” in our 2010 Annual Report.

Our Fleet

Our Current Fleet

The following table summarizes key facts regarding our 58 vessels as of March 31, 2011:

Vessel Name	Vessel Class (TEU)	Year Built	Charter Start Date	Charterer	Length of Time Charter	Daily Charter Rate
						(in thousands)
CSCL Zeebrugge	9600	2007	3/15/07	CSCL Asia	12 years	$34.0	(1)
CSCL Long Beach	9600	2007	7/6/07	CSCL Asia	12 years	34.0	(1)
CSCL Oceania	8500	2004	12/4/04	CSCL Asia	12 years + one 3-year option	29.8	(2)
CSCL Africa	8500	2005	1/24/05	CSCL Asia	12 years + one 3-year option	29.8	(2)
COSCO Japan	8500	2010	3/9/10	COSCON	12 years + three one-year options	42.9	(3)
COSCO Korea	8500	2010	4/5/10	COSCON	12 years + three one-year options	42.9	(3)
COSCO Philippines	8500	2010	4/24/10	COSCON	12 years + three one-year options	42.9	(3)
COSCO Malaysia	8500	2010	5/19/10	COSCON	12 years + three one-year options	42.9	(3)
COSCO Indonesia	8500	2010	7/5/10	COSCON	12 years + three one-year options	42.9	(3)
COSCO Thailand	8500	2010	10/20/10	COSCON	12 years + three one-year options	42.9	(3)
COSCO Prince Rupert	8500	2011	3/21/11	COSCON	12 years + three one-year options	42.9	(3)
MOL Emerald	5100	2009	4/30/09	MOL	12 years	28.9
MOL Eminence	5100	2009	8/31/09	MOL	12 years	28.9
MOL Emissary	5100	2009	11/20/09	MOL	12 years	28.9
MOL Empire	5100	2010	1/8/10	MOL	12 years	28.9
Maersk Merritt(4)	4800	1989	11/6/06	APM	5 years + two 1-year options + one 2-year option	23.5	(5)
Cap Victor	4800	1988	11/20/06	APM	5 years + two 1-year options + one 2-year option	23.5	(5)
Cap York	4800	1989	12/6/06	APM	5 years + two 1-year options + one 2-year option	23.5	(5)
Maersk Moncton(6)	4800	1989	12/22/06	APM	5 years + two 1-year options + one 2-year option	23.5	(5)
Brotonne Bridge(7)	4500	2010	10/25/10	K-Line	12 years + two 3-year options	34.3	(8)
Brevik Bridge(7)	4500	2011	1/25/11	K-Line	12 years + two 3-year options	34.3	(8)
Bilbao Bridge(7)	4500	2011	1/28/11	K-Line	12 years + two 3-year options	34.3	(8)
CSAV Licanten(9)	4250	2001	7/3/01	CSCL Asia	10 years + one 2-year option	18.3	(10)
CSCL Chiwan	4250	2001	9/20/01	CSCL Asia	10 years + one 2-year option	18.3	(10)
CSCL Ningbo	4250	2002	6/15/02	CSCL Asia	10 years + one 2-year option	19.7	(11)
CSCL Dalian	4250	2002	9/4/02	CSCL Asia	10 years + one 2-year option	19.7	(11)
CSCL Felixstowe	4250	2002	10/15/02	CSCL Asia	10 years + one 2-year option	19.7	(11)
CSCL Vancouver	4250	2005	2/16/05	CSCL Asia	12 years	17.0
CSCL Sydney	4250	2005	4/19/05	CSCL Asia	12 years	17.0
CSCL New York	4250	2005	5/26/05	CSCL Asia	12 years	17.0
CSCL Melbourne	4250	2005	8/17/05	CSCL Asia	12 years	17.0
CSCL Brisbane	4250	2005	9/15/05	CSCL Asia	12 years	17.0
New Delhi Express	4250	2005	10/19/05	HL USA	3 years + seven 1-year extensions + two 1-year options(12)	18.0	(13)
Dubai Express	4250	2006	1/3/06	HL USA	3 years + seven 1-year extensions + two 1-year options(12)	18.0	(13)
Jakarta Express	4250	2006	2/21/06	HL USA	3 years + seven 1-year extensions + two 1-year options(12)	18.0	(13)

Vessel Name	Vessel Class (TEU)	Year Built	Charter Start Date	Charterer	Length of Time Charter	Daily Charter Rate
						(in thousands)
Saigon Express	4250	2006	4/6/06	HL USA	3 years + seven 1-year extensions + two 1-year options(12)	18.0	(13)
Lahore Express	4250	2006	7/11/06	HL USA	3 years + seven 1-year extensions + two 1-year options(12)	18.0	(13)
Rio Grande Express	4250	2006	10/20/06	HL USA	3 years + seven 1-year extensions + two 1-year options(12)	18.0	(13)
Santos Express	4250	2006	11/13/06	HL USA	3 years + seven 1-year extensions + two 1-year options(12)	18.0	(13)
Rio de Janeiro Express	4250	2007	3/28/07	HL USA	3 years + seven 1-year extensions + two 1-year options(12)	18.0	(13)
Manila Express	4250	2007	5/23/07	HL USA	3 years + seven 1-year extensions + two 1-year options(12)	18.0	(13)
CSAV Loncomilla	4250	2009	4/28/09	CSAV	6 years	25.9
CSAV Lumaco	4250	2009	5/14/09	CSAV	6 years	25.9
CSAV Lingue	4250	2010	5/17/10	CSAV	6 years	25.9
CSAV Lebu	4250	2010	6/7/10	CSAV	6 years	25.9
UASC Madinah	4250	2009	7/1/10	UASC	2 years	20.5	(14)
COSCO Fuzhou	3500	2007	3/27/07	COSCON	12 years	19.0
COSCO Yingkou	3500	2007	7/5/07	COSCON	12 years	19.0
CSCL Panama	2500	2008	5/14/08	CSCL Asia	12 years	16.8	(15)
CSCL São Paulo	2500	2008	8/11/08	CSCL Asia	12 years	16.8	(15)
CSCL Montevideo	2500	2008	9/6/08	CSCL Asia	12 years	16.8	(15)
CSCL Lima	2500	2008	10/15/08	CSCL Asia	12 years	16.8	(15)
CSCL Santiago	2500	2008	11/8/08	CSCL Asia	12 years	16.8	(15)
CSCL San Jose	2500	2008	12/1/08	CSCL Asia	12 years	16.8	(15)
CSCL Callao	2500	2009	4/10/09	CSCL Asia	12 years	16.8	(15)
CSCL Manzanillo	2500	2009	9/21/09	CSCL Asia	12 years	16.8	(15)
Guayaquil Bridge	2500	2010	3/8/10	K-Line	10 years	17.9
Calicanto Bridge	2500	2010	5/30/10	K-Line	10 years	17.9

(1)	CSCL Asia has a charter of 12 years with a charter rate of $34,000 per day, increasing to $34,500 per day after six years.
(2)	CSCL Asia has an initial charter of 12 years with a charter rate of $29,500 per day for the first six years, $29,800 per day for the second six years, and $30,000 per day during the three-year option.
(3)	COSCON has an initial charter of 12 years with a charter rate of $42,900 per day for the initial term and $43,400 per day for the three one-year options.
(4)	The name of the MSC Sweden was changed to Maersk Merritt in May 2010 in connection with the termination of a sub-charter from APM to Mediterranean Shipping Company S.A.
(5)	APM has an initial charter of five years at $23,450 per day, two consecutive one-year options to charter the vessel at $22,400 and $21,400 per day, respectively, and a final two-year option to charter the vessel at $20,400 per day.
(6)	The name of the MSC Ancona was changed to Maersk Moncton in August 2010 in connection with the termination of a sub-charter of the vessel from APM to Mediterranean Shipping Company S.A.
(7)	This vessel is leased pursuant to a lease agreement, which we used to finance the acquisition of the vessel.
(8)	K-Line has an initial charter of 12 years with a charter rate of $34,250 per day for the first six years, increasing to $34,500 per day for the second six years, $37,500 per day for the first three-year option period and $42,500 per day for the second three-year option period.
(9)	The name of the CSCL Hamburg was changed to CSAV Licanten in November 2010, in connection with a sub-charter from CSCL to CSAV.
(10)	CSCL Asia has an initial charter of ten years with a charter rate of $18,000 per day for the first five years, $18,300 per day for the second five years, and $19,000 per day for the two-year option. CSCL Asia has exercised its option on the CSAV Licanten and the CSCL Chiwan.

(11)	CSCL Asia has an initial charter of ten years with a charter rate of $19,933 per day for the first five years, $19,733 per day for the second five years, and $20,500 per day for the two-year option.
(12)	For these charters, the initial term was three years, which automatically extends for up to an additional seven years in successive one-year extensions, unless HL USA elects to terminate the charters with two years’ prior written notice. HL USA would have been required to pay a termination fee of approximately $8.0 million to terminate a charter at the end of the initial term. The termination fee declines by $1.0 million per year per vessel in years four through nine. The initial terms of the charters for these vessels have expired, and these charters have automatically extended pursuant to their terms.
(13)	HL USA had an initial charter of three years that automatically extends for up to an additional seven years with a charter rate of $18,000 per day, and $18,500 per day for the two one-year options.
(14)	UASC has a charter of two years with a charter rate of $20,500 per day for the first year, increasing to $20,850 per day for the second year. In addition, we pay a 1.25% commission to a broker on all hire payments for this charter.
(15)	CSCL Asia has a charter of 12 years with a charter rate of $16,750 per day for the first six years, increasing to $16,900 per day for the second six years.

New Vessel Contracts

Our primary objective is to acquire additional containerships as market conditions allow, and to enter into additional long-term, fixed-rate time charters for such vessels.

During 2008, in accordance with the terms of the management agreement, we negotiated with the Manager and agreed to fixed fees for technical services provided for our vessels ranging from $5,118 to $8,336, depending on vessel size, for the three-year period commencing January 1, 2009.

As of March 31, 2011, we had contracted to purchase seven additional containerships and to lease an additional four, all of which were then currently or will be under construction, and have scheduled delivery dates through April 2012. One of those vessels was subsequently delivered in April 2011.

As of March 31, 2011, the seven newbuilding containerships that we had contracted to purchase and the four that we had contracted to lease consisted of the following vessels:

Vessel	Vessel Class (TEU)	Length of Time Charter (1)	Charterer	Daily Charter Rate	Scheduled Delivery Date	Shipbuilder
				(in thousands)
Hull No. S452	13100	12 years	COSCON	$55.0	2012	HSHI
Hull No. 2177	13100	12 years	COSCON	55.0	2011	HHI
Hull No. S453	13100	12 years	COSCON	55.0	2011	HSHI
Hull No. 2178	13100	12 years	COSCON	55.0	2012	HHI
Hull No. S454	13100	12 years	COSCON	55.0	2012	HSHI
Hull No. 2179	13100	12 years	COSCON	55.0	2011	HHI
Hull No. 2180(2)	13100	12 years	COSCON	55.0	2012	HHI
Hull No. 2181(2)	13100	12 years	COSCON	55.0	2011	HHI
COSCO Vietnam(3)	8500	12 years + three one-year options	COSCON	42.9(4)	2011	HHI
Berlin Bridge(2)	4500	12 years + two three-year options	K-Line	34.3(5)	2011	Samsung
Budapest Bridge(2)	4500	12 years + two three-year options	K-Line	34.3(5)	2011	Samsung

(1)	Each charter is scheduled to begin upon delivery of the vessel to the relevant charterer.
(2)	This vessel is leased pursuant to a lease agreement, which we used to finance the acquisition of the vessel.
(3)	We accepted delivery of the COSCO Vietnam on April 21, 2011

(4)	COSCON has an initial charter of 12 years with a charter rate of $42,900 per day and $43,400 per day for the three one-year options.
(5)	K-Line has an initial charter of 12 years with a charter rate of $34,250 per day for the first six years, increasing to $34,500 per day for the second six years, $37,500 for the first three-year option period and $42,500 for the second three-year option period.

The following chart details the estimated number of vessels in our fleet based on scheduled delivery dates as of March 31, 2011:

		Forecasted
	Quarter ended March 31, 2011	Year Ended December 31,
		2011	2012
Deliveries	3	7	4
Operating Vessels	58	65	69
Total Capacity (TEU)	282,800	352,700	405,100

Three Months Ended March 31, 2011 Compared with Three Months Ended March 31, 2010

The following is a discussion of our financial condition and results of operations for the three months ended March 31, 2011 and 2010.

The following provides information about our fleet as of March 31, 2011:

Number of vessels in operation	58
Average age of fleet in years	4.7
TEU capacity	282,800
Average remaining initial term on outstanding charters	7.0

We accepted delivery of 13 vessels in the year ended December 31, 2010. We began 2011 with 55 vessels in operation and through March 31, 2011, accepted delivery of three vessels bringing our fleet to a total of 58 vessels in operation as at March 31, 2011. Operating days are the primary driver of revenue while ownership days are the primary driver for ship operating costs.

	Quarter Ended March 31,		Increase
	2011	2010	Days	%
Operating days	5,032	3,797	1,235	32.5%
Ownership days	5,087	3,908	1,179	30.2%

The following tables summarize vessel utilization and the impact of off-hire time incurred on our revenues for the three months ended March 31, 2011:

	First Quarter
	2011	2010
Vessel Utilization:
Ownership Days	5,087	3,908
Less Off-hire Days:
Scheduled 5-Year Survey	(53)	(20)
Unscheduled Off-hire	(2)	(91)

Operating Days	5,032	3,797

Vessel Utilization	98.9%	97.2%

	First Quarter
	2011	2010
Revenue — Impact of Off-Hire: (in thousands)
100% Utilization	$121,983	$82,378
Less Off-hire:
Scheduled 5-Year Survey	(955)	(347)
Unscheduled Off-hire(1)	(33)	(1,662)

Actual Revenue Earned	$120,995	$80,369

(1)	Includes charterer deductions that are not related to off-hire.

The following table summarizes our consolidated financial results for the quarters ended March 31, 2011 and 2010:

	Quarter Ended March 31,		Change
	2011	2010	$	%
Financial Summary (in millions)
Revenue	$121.0	$80.4	$40.6	50.5%
Ship operating expense	31.1	22.5	8.6	38.3%
Depreciation	30	20.3	9.6	47.4%
General and administrative expenses	2.7	1.9	0.8	43.0%
Interest expense	10.1	5.1	5.1	100.8%
Change in fair value of financial instruments (gain)/loss	(5.8)	65.5	71.3	108.9%

Revenue

The increase in operating days, and the dollar impact thereof, for the three months ended March 31, 2011 compared to the corresponding period of the prior year was due to the following:

	Quarter Ended March 31, 2011
	Operating Days impact	$ impact (in millions)
2011 vessel deliveries	137	$4,834
Full period contribution for 2010 vessel deliveries	1,042	34,725
Change in daily charterhire rate	—	46
Scheduled off-hire	(33)	(608)
Unscheduled off-hire	89	1,629

Total	1,235	$40,626

Vessel utilization was 98.9% for the quarter ended March 31, 2011, compared to 97.2% for the corresponding period of the prior year.

This increase in vessel utilization for the quarter ended March 31, 2011 was primarily due to the 90 days of unscheduled off-hire resulting from the grounding of the CSCL Hamburg (currently the CSAV Licanten) in the Gulf of Aqaba on December 31, 2009. For the quarter ended March 31, 2010 there was one dry-docking for CSCL Vancouver that resulted in 20 days of scheduled off-hire. During the quarter ended March 31, 2011 Seaspan completed four dry-dockings for CSCL Sao Paulo, Jakarta Express, Saigon Express and Rio Grande Express. CSCL Sao Paulo’s next dry-docking was originally scheduled for 2013; however, we combined the scheduled dry-docking for this vessel with repairs initiated in December 2010 to achieve savings and defer the next scheduled dry-docking to 2016. This dry-docking resulted in a total of seven days of scheduled off-hire. The four dry-dockings resulted in a total of 53 days of scheduled off-hire. Seaspan’s vessel utilization since its initial public offering in August 2005 is 99.1%.

Ship Operating Expense

The increase in ownership days, and the dollar impact thereof, for the three months ended March 31, 2011 compared to the corresponding period of the prior year was due to the following:

	Quarter Ended March 31, 2011
	Ownership Days impact	$ impact (in millions)
2011 vessel deliveries	137	$938
Full period contribution for 2010 vessel deliveries	1,042	6,456
Changes in extraordinary(1) costs and expenses not covered by the fixed fee	—	1,215

Total	1,179	$8,609

(1)	Extraordinary costs and expenses are defined in our management agreements and do not relate to extraordinary items as defined by financial reporting standards.

Extraordinary costs and expenses not covered by the fixed compared to the fixed technical management fee have increased to 5.6% for the quarter ended March 31, 2011 from 2.3% for the quarter ended March 31, 2010. This increase is partially attributable to an increase in the bunkers consumed during off-hire for the scheduled dry-dockings due to rising fuel prices.

Depreciation

The increase in depreciation expense for the quarter ended March 31, 2011 compared to the corresponding period of the prior year was due to the additional ownership days from the three vessel deliveries in 2011 and a full period of ownership for the 13 deliveries in 2010.

General and Administrative Expenses

The increase in general and administrative expenses for the quarter ended March 31, 2011 compared to the corresponding period of the prior year was primarily due to the new employment agreement with our chief executive officer (which has an effective date of January 1, 2011), additional fees paid to our board of directors for an increased number of meetings and increased costs to support growth.

Interest Expense

Interest expense is comprised of interest at the variable rate plus the applicable margin incurred on debt for operating vessels and a reclassification of amounts from accumulated other comprehensive income related to previously designated hedging relationships. The increase in interest expense for the quarter ended March 31, 2011, compared to the corresponding period of the prior year was primarily due to higher average operating debt balances compared to the corresponding period of the prior year. The average LIBOR for the quarter ended March 31, 2011 was 0.4%, compared to 0.2% for the corresponding period of the prior year. Although Seaspan has entered into fixed interest rate swaps, the difference between the variable interest rate and the swapped fixed rate on operating debt is recorded in Seaspan’s change in fair value of financial instruments caption as required by financial reporting standards. The interest incurred on long-term debt for Seaspan’s vessels under construction is capitalized to the respective vessels under construction.

Change in Fair Value of Financial Instruments

The change in fair value of financial instruments resulted in a gain of $5.8 million for the quarter ended March 31, 2011, compared to a loss of $65.5 million for the corresponding period of the prior year. The change in fair value gain for the quarter ended March 31, 2011 was primarily due to fluctuations in the forward LIBOR curve and actual cash interest payments made.

Liquidity and Capital Resources

Liquidity

As of March 31, 2011, our cash and cash equivalents totaled $212.3 million, and we had approximately $1.0 billion available under our credit and lease facilities. Our primary operating liquidity needs include payments under our management agreement, and payment of our quarterly dividend. Our other liquidity needs primarily relate to the purchase of the containerships we have contracted to purchase, vessel acquisitions, debt repayment and the redemption of our Series C Preferred Shares. The Series C Preferred Shares carry an annual dividend rate of 9.5% per $25 of liquidation preference per share, which is subject to increase if, among other things, we do not redeem the shares in whole by January 30, 2017. The Series C Preferred Shares are redeemable by us at any time on or after January 30, 2016.

We anticipate that our primary sources of funds for our short and medium-term liquidity needs will be our committed credit facilities, new credit facilities, new lease obligations, additional equity offerings as well as our cash from operations, while our long-term sources of funds will be from cash from operations and/or debt and equity financings.

A summary of our credit and lease facilities as of March 31, 2011 is as follows:

Name	Amount Outstanding		Amount Committed	Amount Available
	(millions)		(millions)	(millions)
$1.3 billion credit facility (1)	$1,032.7		$1,300.0	$—
$920.0 million revolving credit facility	720.3		920.0	199.7
$365.0 million revolving credit facility – Tranche A	65.0		68.8	3.8
$365.0 million revolving credit facility – Tranche B	258.6		264.6	6.0
$291.2 million credit facility	—		291.2	291.2
$235.3 million credit facility	104.4		235.3	130.9
$218.4 million credit facility	217.7		217.7	—
$150.0 million credit facility	—		150.0	150.0

	2,398.7	(2)	3,447.6	781.6

$400.0 million lease (limited recourse to Seaspan Corporation) (3)	400.0		400.0	0.0
$150.0 million lease (non-recourse to Seaspan Corporation) (4)	21.6		150.0	128.4
$150.0 million lease (non-recourse to Seaspan Corporation) (4)	82.9		150.0	67.1

	504.5		700.0	195.5

	$2,903.2		$4,147.6	$977.1

(1)	We are able to draw additional funds under this facility so long as the loan to market value ratio, being the ratio of the outstanding principal amount of the loan immediately after a drawing to the market value of the vessels that are provided as collateral under that facility, does not exceed 70%. Based on a valuation of the vessels financed under the $1.3 billion credit facility that was obtained in December 2010 (which was on a without-charter basis as required by our credit facility), we are currently unable to borrow the remaining $267 million available under this facility. This restriction does not impact the repayment of amounts borrowed. For more information, please read “Item 5. Operating and Financial Review and Prospects – C. Liquidity and Capital Resources – Financing Facilities – Our Credit Facilities” in our 2010 Annual Report.
(2)	Long-term debt related to operating vessels was $1.9 billion as at March 31, 2011 and $1.8 billion as at December 31, 2010.

(3)	The lessor has funded the $400.0 million committed amount. The difference between the carrying value of this facility and the amount outstanding is due to implicit interest accrued for financial reporting purposes. On October 21, 2010, the amount of the lease guaranteed by Seaspan Corporation was significantly reduced.
(4)	Amounts outstanding are owed by a wholly owned subsidiary of Seaspan Corporation and are non-recourse to Seaspan Corporation.

Capital Resources

As of March 31, 2011, the estimated remaining installments on the 11 vessels we had contracted to purchase or lease, as the case may be, totaled approximately $879 million. We believe the availability under our credit and lease facilities and current and anticipated operating cash flows less dividends are sufficient to fund the remaining payments for our currently contracted newbuilding program. We do not believe we will need to issue any additional equity in order to permit us to fund our currently contracted $0.9 billion newbuilding program. Future equity issuances may be considered for growth.

Operating Cash Flows

Our cash flow from operating activities was $36.4 million for the quarter ended March 31, 2011 compared to $17.5 million for the corresponding period of the prior year, and is expected to increase as we take delivery of the 11 vessels that, as of March 31, 2011, were yet to be delivered.

All of the vessels that we own and are currently committed to acquire are chartered under primarily long-term time charters. The charterers’ payments to us are our sole source of operating cash flow. We believe we have good commercial relations with each of our customers and, to date, they have all met their commitments under their charter agreements with us. However, we cannot assure you that the charterers will be able to continue to make charter payments to us for the remaining terms of the charter agreements. If the charterers are unable to make charter payments to us, our results of operations and financial condition would be harmed.

Factors such as off-hire and increases in operating costs could reduce our operating cash flows available to fund our liquidity needs. Our operating costs include the technical services fee we pay to our Manager pursuant to the management agreements. The technical services fee does not cover extraordinary costs or expenses, as defined in the management agreements, bunkers consumed during off-hire, repair costs or insurance deductibles. Any increase in such costs, which are not covered by the technical services fee, would reduce our future operating cash flows.

Credit and Lease Facilities

Our Credit Facilities

We primarily use our credit facilities to finance the construction and acquisition of vessels. Our credit facilities are, or will be upon vessel delivery, secured by first-priority mortgages granted on 61 of our vessels, together with other related security, such as assignments of shipbuilding contracts and refund guarantees for the vessels, assignments of time charters and earnings for the vessels, assignments of insurances for the vessels and assignment of management agreements for the vessels.

As of March 31, 2011, our revolving credit facilities and term loans provided for borrowings of up to $3.4 billion, of which $2.4 billion was outstanding. Approximately $267 million of such $3.4 billion was not available to us as of that date. Interest payments on the revolving credit facilities are based on LIBOR plus margins, which ranged between 0.5% and 0.85% as of March 31, 2011.

Interest payments on our term loans are based on either LIBOR plus margins, which ranged between 0.35% and 1.0% as of March 31, 2011 or, for a portion of one of our term loans, KEXIM plus margins, which was 0.65% as of March 31, 2011.

Our Lease Facilities

As at March 31, 2011, we had lease obligations of approximately $556.8 million.

Our wholly owned subsidiary Seaspan Finance I Co. Ltd. was a party, as lessee, to lease agreements with Peony Western Leasing Limited, as lessor, for a lease facility used to finance the acquisition of five 4500 TEU vessels. Three of these vessels had been delivered as of March 31, 2011. These vessels have commenced, and the remaining two vessels will commence, operations under 12-year fixed-rate time charters with K-Line upon delivery. The lessee is and will be a party to each of the time charters with K-Line, and we have guaranteed the performance of the lessee’s obligations to K-Line. The lessee’s obligations under this facility are secured by a general assignment of earnings (other than those related to the time charters for the vessels), insurances and requisition hire for each vessel and a corporate guarantee issued by us in respect of the obligations of the lessee and our Manager. As part of this reduction, the Company has placed $60.0 million in a deposit account over which the Lessor has a first priority interest.

In February 2010, we entered into a sale-leaseback transaction with an affiliate of a leading Chinese bank for a 12-year sale-leaseback of one of our 13100 TEU newbuilding vessels in an amount up to $150.0 million. This transaction involves a vessel that we had previously contracted to purchase from HHI and will be under a time charter with COSCON. Following the sale, the purchaser chartered the vessel to one of our subsidiaries and our subsidiary sub-chartered to us through an inter-company operating charter. We will still charter the vessel to COSCON in accordance with the terms of our original time charter. Our subsidiary’s financial indebtedness under the charter is non-recourse to us.

In October 2010, one of our subsidiaries entered into a sale-leaseback transaction for one of our 13100 TEU newbuilding vessels with an affiliate of Crédit Agricole CIB. This vessel is being constructed by HHI and will be under a time charter with COSCON. Upon delivery from HHI, the vessel will be purchased by the affiliate of Crédit Agricole CIB, and through an inter-company operating charter with our subsidiary, we will still time-charter the vessel to COSCON in accordance with the terms of our original time charter. Our subsidiary’s financial indebtedness under the charter is non-recourse to us.

For additional information about our credit and lease facilities, please read “Item 5. Operating and Financial Review and Prospects—C. Liquidity and Capital Resources” in our 2010 Annual Report.

Statement of Cash Flows

Operating Cash Flows

Net cash from operating activities was $36.4 million for the three months ended March 31, 2011, which represents an increase of $18.9 million over the corresponding period of the prior year. The increase was primarily due to the following:

Quarter ended March 31, 2011
(in millions)
Higher operating earnings before depreciation	$31.2
Higher swap settlements	(2.7)
Higher cash interest expense, net of amounts capitalized	(4.4)
Working capital changes	(5.1)
Other	(0.1)

Increase in net cash from operating activities over the corresponding period of the prior year	$18.9

The higher operating earnings before depreciation reflected results from the increase in the number of vessels in our fleet over the past year. The increase in swap settlements is primarily due to lower LIBOR and higher notional amounts on our swaps. The increase in interest expense, net of amounts capitalized, is primarily due to the increase in our debt balances from our increased number of operating vessels.

Investing Cash Flows

Cash used in investing activities was $91.2 million for the three months ended March 31, 2011. Cash used in investing activities for the three months ended March 31, 2011 primarily consisted of final installments paid to the shipyards for two vessels and an installment for a vessel under construction.

Financing Cash Flows

Net cash from financing activities was $232.8 million for the three months ended March 31, 2011, which represents an increase of $40.2 million over the corresponding period of the prior year. The increase is mainly related to the $240.4 million of net proceeds received from the issuance of our Series C Preferred Shares during the three quarter ended March 31, 2011.

Ongoing Capital Expenditures and Dividends

We must make substantial capital expenditures over the long-term to (a) preserve our capital base, which is comprised of our net assets, (b) continue to refinance our indebtedness and (c) fund our dividends. We will likely need at some time in the future to retain funds to provide reasonable assurance of maintaining our capital base over the long-term. We believe it is not possible to determine now, with any reasonable degree of certainty, when and how much of our operating cash flow we should retain in our business to preserve our capital base. Factors that will impact our decisions regarding the amount of funds to be retained in our business to preserve our capital base, including the following:

•	the remaining lives of our vessels;

•	the returns that we generate on our retained cash flow, which will depend on the economic terms of any future acquisitions and charters, which are currently unknown;

•	future market charter rates for our vessels, particularly when they come off charter, which are currently unknown;

•

our future operating and interest costs, particularly after the expiration of the technical services fees and financing arrangements described in this Report (our technical services fees are fixed until December 31, 2011 and will be subject to renegotiation thereafter; our initial financing costs [for our existing fleet] are effectively hedged until at least February 2014; however, future operating and financing costs are currently unknown);

•	our future refinancing requirements and alternatives and conditions in the relevant financing and capital markets at that time; and

•	unanticipated future events and other contingencies.

Please read “Risk Factors” in our 2010 Annual Report for factors that may affect our future capital expenditures and results.

The following table reflects dividends paid or accrued by us for the periods indicated:

	Quarter Ended March 31,
	2011	2010
	(dollars in thousands, except per share amounts)
Dividends on Class A common shares
Declared, per share	$0.125	$0.100
Paid in cash	6,251	5,147
Reinvested in common shares through dividend reinvestment plan	2,330	1,636

	$8,581	$6,783

Dividends on preferred shares
Series A, accrued	$7,142	$6,346

Series B, paid in cash	$320	—

On April 30, 2011, we declared a first quarter dividend of $0.1875 per common share, representing a distribution of $12.9 million. The dividend is payable on May 23, 2011 to all shareholders of record on May 14, 2011.

On May 2, 2011, we paid a quarterly dividend of $0.606944 per share on our 9.5% Series C preferred shares, representing a distribution of $6.1 million. The dividend was paid to all 9.5% Series C preferred shareholders of record as of April 29, 2011 for the period from January 28, 2011 to April 29, 2011.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with GAAP, and we make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and the related disclosures of contingent obligations. On an ongoing basis, we evaluate our estimates and judgments. We base our estimates on historical experience and anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances. By their nature, estimates are subject to an inherent degree of uncertainty. Actual results may differ from our estimates.

Recent Accounting Developments

None.

Off-Balance Sheet Arrangements

At March 31, 2011, we do not have any off-balance sheet arrangements.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the quarter ended March 31, 2011 contains certain forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended) concerning our operations, cash flows, and financial position, including, in particular, the likelihood of our success in developing and expanding our business. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “forecasts,” “will,” “may,” “potential,” “should,” and similar expressions are forward-looking statements. These forward-looking statements represent our estimates and assumptions only at the date of this Report and are not intended to give any assurance as to future results. As a result, you are cautioned not to rely on any forward-looking statements. Forward-looking statements appear in a number of places in this Report. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including operating margins, earnings, cash flow, working capital and capital expenditures, they are subject to risks and uncertainties. These risks and uncertainties include, but are not limited to:

•	future operating or financial results;

•	future growth prospects;

•	our business strategy and other plans and objectives for future operations;

•	our expectations relating to dividend payments and our ability to make such payments;

•

potential acquisitions, vessel financing arrangements and other investments, and our expected benefits from such transactions, including any acquisition opportunities, vessel financing arrangements and related benefits relating to our venture with the Vehicle;

•	the negotiation and completion, if at all, of definitive documentation relating to potential newbuilding orders;

•	the potential acquisition of our Manager and change in management fees;

•	operating expenses, availability of crew, number of off-hire days, dry-docking requirements and insurance costs;

•	general market conditions and shipping market trends, including charter rates and factors affecting supply and demand;

•

our financial condition and liquidity, including our ability to borrow funds under our credit facilities and to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•	estimated future capital expenditures needed to preserve our capital base;

•

our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, the delivery dates of new vessels, the commencement of service of new vessels under long-term time charter contracts or the useful lives of our vessels;

•	our continued ability to enter into primarily long-term, fixed-rate time charters with our customers;

•	our ability to leverage to our advantage our Manager’s relationships and reputation in the containership industry;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	the financial condition of our shipbuilders, customers, lenders, refund guarantors and other counterparties and their ability to perform their obligations under their agreements with us;

•

the recent economic downturn and crisis in the global financial markets and potential negative effects of any reoccurrence of such disruptions on our customers’ ability to charter our vessels and pay for our services;

•	taxation of our company and of distributions to our shareholders;

•	potential liability from future litigation; and

•	other factors detailed in this Report and from time to time in our periodic reports.

Forward-looking statements in this Report are estimates reflecting the judgment of senior management and involve known and unknown risks and uncertainties. These forward-looking statements are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Accordingly, these forward-looking statements should be considered in light of various important factors, including those set forth in our 2010 Annual Report under the heading “Risk Factors.” Our 2010 Annual Report was filed with the Commission on March 30, 2011.

We do not intend to revise any forward-looking statements in order to reflect any change in our expectations or events or circumstances that may subsequently arise. We make no prediction or statement about the performance of our common shares. You should carefully review and consider the various disclosures included in this Report and in our other filings made with the Commission that attempt to advise interested parties of the risks and factors that may affect our business, prospects and results of operations.

ITEM 3 — QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from changes in interest rates. We use interest rate swaps to manage interest rate price risks, but do not use these financial instruments for trading or speculative purposes.

Interest Rate Risk

As of March 31, 2011, our floating-rate borrowings totaled $2.4 billion and we had entered into interest rate swap agreements to fix the rates on a notional principal of $2.4 billion. These interest rate swaps had a fair value of $372.3 million in the counterparties’ favor as of March 31, 2011.

The tables below provide information about our financial instruments at March 31, 2011 that are sensitive to changes in interest rates. See note 7 to our consolidated financial statements included in our 2010 Annual Report, which provides additional information with respect to our debt agreements. The information in this table is based upon our credit facilities.

	Principal Payment Dates
	2011	2012	2013	2014	2015	Thereafter
	(dollars in thousands)
Credit Facilities:
Bearing interest at variable interest rates(1)	8,333	71,570	138,529	252,075	771,527	1,156,647

Lease Facilities:
Bearing interest at variable interest rates(2)	4,980	23,430	27,437	27,711	28,005	278,745

(1)	Represents principal payments on our credit facilities that bear interest at variable rates for which we have entered into interest rate swap agreements to fix the LIBOR. For the purpose of this table, principal repayments are determined based on amounts outstanding at period end, pro-rated to reflect commitment reduction schedules for each related facility as if they were fully drawn. Actual repayments may differ from the amounts presented as repayment timing is impacted by the balance outstanding at each commitment reduction date.
(2)	Includes repayments for amounts yet to be funded of $192.5 million.

As of March 31, 2011, we have the following interest rate swaps outstanding:

Fixed per annum rate swapped for LIBOR	Notional Amount as of March 31, 2011	Maximum Notional Amount(1)	Effective Date	Ending Date
5.6400%	$714,500	$714,500	August 31, 2007	August 31, 2017
4.6325%	663,399	663,399	September 15, 2005	July 16, 2012
5.4200%	362,198	438,462	September 6, 2007	May 31, 2024
5.6000%	200,000	200,000	June 23, 2010	December 23, 2021
5.0275%	111,000	158,000	May 31, 2007	September 30, 2015
5.5950%	106,800	106,800	August 28, 2009	August 28, 2020
5.2600%	106,800	106,800	July 3, 2006	February 26, 2021(2)
5.2000%	96,000	96,000	December 18, 2006	October 2, 2015
5.5150%	59,700	59,700	February 28, 2007	July 31, 2012
5.1700%	24,000	55,500	April 30, 2007	May 29, 2020
5.1750%	—	663,399	July 16, 2012	July 15, 2016
5.8700%	—	620,390	August 31, 2017	November 28, 2025
5.4975%	—	59,700	July 31, 2012	July 31, 2019

(1)	Over the term of the interest rate swaps, the notional amounts increase and decrease. These amounts represent the peak notional amount during the term of the swap.
(2)	We have entered into a swaption agreement with a bank (Swaption Counterparty) whereby the Swaption Counterparty has the option to require us to enter into an interest rate swap to pay LIBOR and receive a fixed rate of 5.26%. This is a European option and is open for a two hour period on February 26, 2014 after which it expires. The notional amount of the underlying swap is $106.8 million with an effective date of February 28, 2014 and an expiration of February 26, 2021. If the Swaption Counterparty exercises the swaption, the underlying swap effectively offsets our 5.26% pay fixed LIBOR swap from February 28, 2014 to February 26, 2021.

Counterparties to these financial instruments may expose us to credit-related losses in the event of non-performance. As at March 31, 2011, these financial instruments were in the counterparties’ favor. We have considered and reflected the risk of non-performance by us and our counterparties in the fair value of our financial instruments as of March 31, 2011. As part of our consideration of non-performance risk, we perform evaluations of our counterparties for credit risk through ongoing monitoring of their financial health and risk profiles to identify funding risk or changes in their credit ratings.

Counterparties to these agreements are major financial institutions, and we consider the risk of loss due to non-performance to be minimal. We do not require collateral from these institutions. We do not hold and do not expect to not issue interest rate swaps for trading purposes.

PART II — OTHER INFORMATION

Item 1 — Legal Proceedings

None.

Item 1A — Risk Factors

In addition to the other information set forth in this report, you should consider the factors discussed in Item 3.D “Risk Factors” in our 2010 Annual Report, which could materially affect our business, results of operations or financial condition.

Item 2 — Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3 — Defaults Upon Senior Securities

None.

Item 4 — Removed and Reserved

None.

Item 5 — Other Information

The Company’s 2011 Annual Meeting of Shareholders was held on April 30, 2011. Briefly described below is each matter voted on at the meeting:

(1)	Election of the following individuals, nominated by the board of directors, to hold office as Class III directors of the board of directors of the Company for a term of three years. There was no solicitation in opposition to the board’s nominees for the directors listed in the definitive proxy statement of the Company dated March 15, 2011, and all such nominees were elected. Total common and Series A preferred stock voted (with Series A preferred stock voting on an as converted basis) was 62,641,120. There were 7,239,055 broker non-votes.

Name	Number of Shares Voted
	For	Withheld
Peter S. Shaerf	55,215,303	187,323
John C. Hsu	55,200,893	201,733

The other members of the board of directors are: Class I Directors: Kyle R. Washington and Nicholas A. Pitts-Tucker (terms expire at the end of the 2012 Annual Shareholder Meeting); Class II Directors: Gerry Wang, Peter Lorange and Graham Porter (terms expire at the 2013 Annual Shareholder Meeting); Series A Preferred Shareholder Nominee Director: George H. Juetten (no term).

(2)	Ratification of the appointment of KPMG LLP, Chartered Accountants as the Company’s independent auditors for the fiscal year ending December 31, 2011. Total common and Series A preferred stock voted (with Series A preferred stock voting on an as converted basis) was 62,489,164 in favor, 86,745 opposed, 66,040 abstained and two broker non-votes. The appointment of KPMG LLP as the independent auditors for the fiscal year ending December 31, 2011 was ratified.

Item 6 — Exhibits

None.